

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

<u>Via E-mail</u>
David H. Murdock
Chairman and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **Re:** **Dole Food Company, Inc.**
> **Schedule 13E-3 filed by Dole Food Company, Inc., David H. Murdock, DFC Holdings, LLC, DFC Merger Corp., Castle & Cook Investments, Inc. and Castle & Cooke Holdings, Inc.**
> **Filed August 21, 2013**
> **File No. 005-33795**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2013**
> **File No. 001-04455**

Dear Mr. Murdock:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. We note in the section entitled "Certain Effects of the Merger" on page 50 of the Preliminary Proxy Statement on Schedule 14A that Mr. Murdock's shares consist of 23,783,671 shares beneficially owned indirectly through the David H. Murdock Living Trust. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include the trust as a filing person in the going private transaction.

2. Please confirm that Deutsche Bank and Lazard have consented to the inclusion of their opinion, presentations and discussion materials, as applicable, as exhibits to the Schedule 13E-3 and, with respect to Lazard, as an appendix to the Preliminary Proxy Statement on Schedule 14A.

3. Please file the Fee Letter and any other exhibits, annexes or attachments that were part of the Commitment Letter filed as Exhibit (b)(1). Please refile Exhibits (c)(2) and (c)(6) so that all pages are clear and legible.

4. We note that you have requested confidential treatment for Exhibit (c)(9). We will provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

Preliminary Proxy Statement on Schedule 14A

General

5. Please revise to include your form of proxy. Refer to Rule 14a-6(a) of the Securities Exchange Act of 1934 which requires the filing of both the proxy statement and the form of proxy in preliminary form. Please also mark your materials clearly as "Preliminary Copies." Refer to Rule 14a-6(e)(1) of the Securities Exchange Act of 1934.

6. We note on page 42 of Exhibit (c)(9) a reference to work done for the company by Castle & Cooke and CBRE to value certain land holdings. Please tell us whether a report as defined in Item 1015 of Regulation M-A was prepared for Dole and, if so, provide the disclosure required by Item 1015 of Regulation M-A.

Cover Letter

7. Please revise the proxy statement cover letter and the "Certain Effects of the Merger" section of the summary on page 5 to prominently disclose that this is a going private transaction with Mr. Murdock and certain affiliated entities.

8. We note your disclosure here and elsewhere in the proxy statement that the special committee, the board of directors and the remaining filing persons determined that the merger is fair to and in the best interests of Dole and its stockholders "other than the Purchaser Parties and their affiliates…" or to "Dole's stockholders" (page 10). We note the former is also the definition of the term "Disinterested Stockholders," used throughout the proxy statement. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Summary Term Sheet, page 1

9. Please revise this section to include the fairness determination made by the filing persons other than the company.

Merger Financing, page 5

10. Please revise the second paragraph to quantify the binding financing commitments, debt and equity, from the Lenders and Mr. Murdock. Please also revise to quantify the amount of "unrestricted cash of Dole and its subsidiaries" which is needed to complete the proposed transaction.

Questions and Answers About the Special Meeting and the Merger, page 7

11. Please revise your disclosure to consolidate this section and the Summary Term Sheet into one section that avoids duplication of disclosure. See Item 1001 of Regulation M-A.

12. In your consolidated summary term sheet (see above comment), please address your directors and executive officers' stock ownership and intent to vote. In this regard, we note your disclosure in the Intent to Vote section on page 65. Please disclose their percentage ownerships based upon (i) the total number of your outstanding shares of common stock and (ii) the total number of your outstanding shares of common stock held by Disinterested Stockholders. Also briefly clarify the last Question and Answer starting on page 9 accordingly.

What does the Board recommend?, page 10

13. We note the statement in the first sentence that the board and the special committee each determined that the terms of the merger agreement and the merger are fair without qualification to Mr. Murdock's abstention. Please revise.

Special Factors, page 15

Background of the Merger and Special Committee Proceedings, page 15

14. We note the letter Mr. Murdock delivered to the board on June 10, 2013. Please tell us, with a view toward disclosure consistent with Item 1015 of Regulation M-A, whether the basis for the substance of the letter was written advice of Deutsche Bank or any other financial advisor.

15. Please tell us, with a view toward disclosure, why Mr. Dickson did not participate in the June 10, 2013 board meeting, the first at which Mr. Murdock's proposal was discussed.

16. We note the disclosure on page 19 concerning certain relationships of each of the members of the special committee with Mr. Murdock and his affiliates. We further note the committee's determination that notwithstanding these relationships each member is independent and disinterested for purposes of considering Mr. Murdock's buyout proposal. Please describe more specifically Mr. Conrad's service as a director, officer and/or consultant at the companies affiliated with Mr. Murdock. For instance, identify the companies and disclose the affiliations of Messrs. Conrad and Murdock, respectively. In addition, to the extent material, describe more specifically the contributions by Mr. Murdock to the research institutes and charities with which Mr. Conrad, Mr. Dickson and Ms. Lansing were involved.

17. Please revise the entry for June 27, 2013 (page 19) to describe the substance of Lazard's contacts with the security holders who expressed concerns about Mr. Murdock's proposal. Also, clarify who made the suggestion that Lazard and the special committee meet with certain security holders to hear their views on the company's prospects and the offer received.

18. On a related note, you describe the special committee's discussion of potential alternatives. Please add a section to provide the disclosure required by Item 1013(b) of Regulation M-A.

19. Please revise your disclosure to explain the reference to the Management 5-Year Projections having been prepared "off cycle" on page 21.

20. We note on July 23, 2013 Lazard provided an update on the discussions with Party C including that Party C had asked to speak with Mr. Murdock to gauge his interest in cooperating in a transaction with Party C. Please revise this section to clarify whether Party C and Mr. Murdock spoke regarding a potential transaction as it is unclear why Mr. Murdock stated on July 25, 2013 that he had no interest in cooperating in such transaction. If so, briefly summarize the details of any such conversation. Also, please revise your disclosure to clarify why Mr. Murdock was not interested in cooperating with Party C.

21. We note on July 30, 2013 the special committee unanimously determined to immediately commence negotiations with Mr. Murdock. We also note that at that time it appears that Party B and Party C still had active interests in a transaction with the company. In this regard, we note that Party B sent an email to Lazard on August 1, 2013 which was shared with the special committee. In light of Party B and Party C's indications of interest and Party B's preliminary offer of $14.00 per share, please revise this section to disclose what consideration the special committee gave to the indications of interests from Party B and Party C while negotiating with Mr. Murdock and before ultimately agreeing to a transaction with Mr. Murdock.

22. Please disclose in greater detail the negotiations concerning the special committee's request that Mr. Murdock sign a voting agreement binding him to vote his shares in favor of a competing proposal from a third party under certain circumstances. Clarify in this section whether he ever signed such an agreement (page 23).

23. We note on August 1, 2013 Mr. Conrad, Ms. Lansing and Mr. Murdock met to discuss the economic terms of the proposed transaction. Please revise to explain how the special committee determined that $14.00 per share was an appropriate price per share to commence negotiations with Mr. Murdock when the special committee had received Party B's preliminary offer of $14.00 per share as Party B's initial offer in a letter received by the special committee on July 19, 2013. If the special committee had a price range in mind at commencement of negotiations with Mr. Murdock, please disclose.

24. With respect to the special committee's request for a reverse break fee payable by Mr. Murdock, please disclose the amount that the committee initially sought (page 23).

25. We note on August 11, 2013, the special committee received an update regarding certain steps proposed to be taken by management in connection with the transaction to help ensure that the company has sufficient unrestricted cash at closing. Please quantify the amount of additional unrestricted cash that would be made available from these steps.

Reasons for the Merger; Recommendation of the Special Committee, page 26

26. We note that the board adopted the special committee's analyses and that the special committee considered the opinion of Lazard in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted the Lazard analyses and conclusion as its own (which were then adopted by the board). Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

27. On a related note, please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than shares held by the Purchaser Parties and their affiliates, Dole or any of its subsidiaries, and holders who demand appraisal of their shares, rather than all security holders unaffiliated with the company.

28. In the third-to-last bullet on page 27, explain why the special committee believed that the discussions with certain significant stockholders of Dole supported its decision to recommend the merger. In this regard, we note disclosure elsewhere stating that certain significant stockholders of Dole expressed concern about Mr. Murdock's merger proposal and offer price. Please clarify.

29. We note that the Amended and Restated Credit Agreement filed as Exhibit 10.1 to the Form 8-K filed on May 8, 2013, contains change-of-control provisions that would appear to preclude the sale of more than 50% the company to anyone other than Mr. Murdock without the approval of the company's lenders, including Deutsche Bank, which is also Mr. Murdock's financial advisor. Please describe in detail the consideration that the special committee and the board gave, in reaching their fairness determinations, to the potential conflict of interest arising from the company's lender also serving as Mr. Murdock's financial advisor and lender. We also note the extensive relationship between Deutsche Bank and its affiliates and the company, as described on page 48.

Opinion of Financial Advisor to the Special Committee, page 32

30. Please provide us with copies of the engagement letters for Lazard and Deutsche Bank.

31. Based on disclosure on page 20 that the special committee requested Lazard to discuss with Dole management the assumptions underlying the five-year EBITDA projections compared to the Prior 3-Year Plan, please revise to clarify, if true, that the financial advisor also reviewed the Prior 3-Year Plan.

Summary of the Valuation of Dole, page 34

32. Please describe in additional detail the "certain pro forma adjustments in calculating Dole's enterprise value" that Lazard took into account, as referenced on page 34.

Discounted Cash Flow Analysis, page 34

33. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values and EBITDA information for the company that is the basis for the multiples disclosed on page 35 with respect to the Public Company Benchmarks analysis, and (iii) the transaction data from each transaction that resulted in the multiples disclosed on page 35 with respect to the Precedent Transaction Benchmarks analysis.

34. With respect to the Discounted Cash Flow analysis, revise your disclosure to show how Lazard arrived at the range of present values from the projected financial data. Also, disclose the bases for Lazard's use of perpetuity growth rates of 1.5% and 1.0% to 2.0% (first and second method, respectively) and the discount rate of 8.0% (second method).

35. With respect to the Public Company Benchmarks analysis, please revise your disclosure to explain why Lazard did not appear to use the P/E values included on page 28 of the board book.

36. With respect to the Precedent Transaction Benchmarks analysis, we note that Lazard applied multiples of 8.0x to 9.0x to the company's last twelve months of EBITDA in order to calculate an implied equity value per share range. Please explain why Lazard applied this multiple range.

Miscellaneous, page 36

37. Refer to the second paragraph. We note that Lazard is entitled to "an additional fee based in part upon the per share price achieved in a transaction, together with an optional component to be determined by the Special Committee in its discretion, equal to between $3 million and $5.5 million in the aggregate, payable upon consummation of a transaction." Please revise to disclose the per share prices which correlate to the low and high end of the disclosed additional fee range and the basis upon which the special committee will make its decision (if other than solely based on the per share price referenced above). Refer to Item 1015(b)(4) of Regulation M-A.

Position of the Purchaser Parties and the Castle Filing Persons, page 36

38. Please revise to describe what consideration, if any, the Purchaser Parties and the Castle Filing Persons gave to the work prepared by Deutsche Bank as advisor to Mr. Murdock.

Consultation with Deutsche Bank, page 39

39. We note the disclosure in the first full paragraph on page 48 relating to the many services the DB Group has provided and provides Dole or its affiliates. Please revise this section to provide the disclosure required by Item 1015(b)(4) with respect to the DB Group and the parties listed in clauses (i) and (ii) of that Item.

Certain Effects of the Merger, page 50

40. The benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and unaffiliated security holders must be quantified to the extent practicable. In this regard, we note that the company will no longer have to bear the expense and regulatory burdens associated with being a public company. Please revise to quantify such benefit. Additionally, we note the disclosure in the Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger section on page 49 that the "Purchaser Parties and the Castle Filing Persons believe that, as a privately held company, Dole may be able to realize tax savings." Please revise this section to discuss and quantify such benefit. Refer to Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Plans for Dole after the Merger, page 52

41. We note the disclosure in Mr. Murdock's letter to the board dated June 10, 2013 that "growing the Company for the long-term will require significant investment." We also note the disclosure in the Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock section on page 39 that operating the company "as a private company is the best alternative because investment and operational restructuring are needed to continue to ensure competitive advantage and position Dole for future growth." Given these statements, it appears that the Purchasing Parties have certain investment and restructuring plans in mind for the company following the closing of the proposed transaction. Please revise this section to discuss these plans. Refer to Item 1006(c) of Regulation M-A.

Projected Financial Information, page 52

42. Please advise whether the filing persons other than the company or their financial advisor were provided with the company's Prior 3-Year Plan. Given that the Prior 3-Year Plan was prepared prior to the announcement of the going private transaction, it would appear that Mr. Murdock had access to such information in connection with evaluating and negotiating this going private transaction. To the extent any of the filing persons or their financial advisor were provided with such projections, please revise to disclose such projections to include the key assumptions relied upon by management in the preparation of the Prior 3-Year Plan.

43. We note that you appear to have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line-items. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Management Projections, page 52

44. Please revise the last paragraph on page 52 to fully describe the key assumptions relied upon by management in the preparation of the Management 5-Year Projections so that investors can have a better understanding of the basis for and limitations of these projections.

Merger Financing, page 57

45. We note that "unrestricted cash of Dole and its subsidiaries" is needed to complete the proposed transaction. Please revise to add a new section to discuss and quantify the amount of unrestricted cash of the company and its subsidiaries which is needed to complete the "merger and the other transactions contemplated by the merger agreement." We also note your disclosure in the Background of the Merger and Special Committee Proceedings section on page 15 that, in connection with the proposed transaction, management proposed certain steps to help ensure that the company had sufficient unrestricted cash at closing. Please revise to discuss these steps and to quantify the amount of additional unrestricted cash that was or will be made available from such steps.

46. Please revise your disclosure of the debt financing to provide the interest rates currently contemplated, as they appear in the debt commitment letter.

47. Please revise your disclosure on page 59 to explain who is Solvest, Ltd. and its relevance to the going private transaction.

Interests of Certain Persons in the Merger; Potential Conflicts of Interest, page 60

48. Please revise the section entitled "Treatment of Executive Officer and Director Common Stock" to quantify the amounts payable to each director and officer as a result of their share ownership.

Accelerated Vesting of Stock Options and Treatment of RSUs, page 61

49. We note that restricted stock awards and RSUs held by your executive officers will be converted into the right to receive cash in the aggregate amount of up to approximately $3,619,688 subject to certain conditions. Please revise to quantify these interests of your executive officers on an individual basis.

Material U.S. Federal Income Tax Consequences, page 69

50. Please describe the federal income tax consequences of the merger to each filing person identified on the Schedule 13E-3. See Item 1013(d) of Regulation M-A.

51. Refer to the last paragraph of this section. An investor is entitled to know of the material U.S. federal income tax consequences of the proposed transaction, rather than just "CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES." Please revise the last paragraph accordingly.

Available Information, page 108

52. We note that the SEC's Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. Please revise the second sentence accordingly.

Information Incorporated by Reference, page 108

53. We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this proxy statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the proxy statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Jonathan Layne
        Gibson, Dunn & Crutcher LLP